EXHIBIT 12.0

STATEMENT RE: RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(dollars in thousands)	2007		2006		2005
Including Interest Paid on Deposits:
Earnings before income taxes	$402,099		$348,714		$444,714
Combined fixed charges:
Interest expense on deposits	425,824		383,373		202,823
Interest expense on borrowed funds	524,391		463,761		380,828
Appropriate portion (1/3) of rent expenses	8,315		6,940		5,370

Total fixed charges	$958,530		$854,074		$589,021

Earnings before income taxes and fixed charges	$1,360,629		$1,202,788		$1,033,735

Ratio of earnings to fixed charges	1.42	x	1.41	x	1.76	x

Excluding Interest Paid on Deposits:
Earnings before income taxes	$402,099		$348,714		$444,714
Combined fixed charges:
Interest expense on borrowed funds	524,391		463,761		380,828
Appropriate portion ( 1/3) of rent expenses	8,315		6,940		5,370

Total fixed charges	$532,706		$470,701		$386,198

Earnings before income taxes and fixed charges	$934,805		$819,415		$830,912

Ratio of earnings to fixed charges	1.75	x	1.74	x	2.15	x